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                                                                   Exhibit d(11)

                                                  July 16, 2004

Beverage Associates (BAC) Corp.
Craigmuir Chambers (c/o Harney Westwood & Riegels)
Road Town, Tortola, British Virgin Islands (BVI)
Attention: Christian Baillet

Companhia de Bebidas das Americas - AmBev
Rua Dr Renato Paes de Barros 1017, 4(degree) andar
04530-001 Sao Paulo, SP, Brazil
Attention: Felipe Dutra

Braco Investimentos S.A. (as successor to Braco S.A.)
Avenida Brigadeiro Faria Lima 3729, 7(degree) andar
04538-905 Sao Paulo, SP, Brazil
Attention: Roberto M. Thompson Motta

Ladies and Gentlemen:

      Reference is made to the Stock Purchase Agreement dated as of May 1, 2002, as amended by an Amendment dated as of January 31, 2003 (the "Stock Purchase Agreement"), between Beverage Associates (BAC) Corp., a British Virgin Islands corporation ("BAC"), and Companhia de Bebidas das Americas - AmBev, a Brazilian corporation ("AmBev"). Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Stock Purchase Agreement or in the Share Transfer Agreement referred to below, as applicable.

      The purpose of this letter agreement is to set forth certain agreements between BAC and AmBev with respect to the exercise of the Seller's Option in connection with the Change of Control of AmBev that will occur upon the consummation of the transactions (the "Interbrew-AmBev Transactions") contemplated by the Contribution and Subscription Agreement dated as of March 3, 2004 (the "Contribution and Subscription Agreement"), by and among BRC S.A., Tinsel Investments S.A., S-Braco Participacoes S.A., Braco S.A. ("Braco"), Braco Management Inc., Bracopar S.A., Empresa de Administracao e Participacoes S.A. - ECAP ("ECAP"), Tinsel Participacoes Ltda., Tinsel Investments Inc. and Rougeval Limited, on the one hand, and the Stichting Interbrew, Eugenie Patri Sebastien and Interbrew S.A. ("Interbrew"), on the other hand (the "Change of Control").

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      Notwithstanding any provision in the Stock Purchase Agreement to the contrary, BAC, AmBev and Braco Investimentos S.A. (as successor to Braco) ("Braco Investimentos") hereby agree as follows:

   1. AmBev will be deemed to have given BAC the written notice of the Change of Control described in Section 1.04(c) of the Stock Purchase Agreement (the "Section 1.04 Notice") as of July 26, 2004. BAC irrevocably waives any rights it may have under the Stock Purchase Agreement resulting from the failure to receive such notice prior to July 26, 2004.

   2. BAC, Braco Investimentos and AmBev will use their respective reasonable best efforts to cause Quinsa and AmBev to prepare, as soon as practicable, financial statements of AmBev and Quinsa as of and for the 12-month period ended as of the end of the most recent fiscal quarter ended prior to the Option Date relating to the Change of Control, in each case with a reconciliation to United States generally accepted accounting principles and to cause PricewaterhouseCoopers ("PWC") to perform a limited review of such financial statements or to perform such other procedures as are reasonably acceptable to AmBev and BAC to determine EBITDA and Net Debt and to deliver to the parties hereto a report of their limited review or other procedures (such financial statements, together with the PWC report, the "Financial Statements"). Not later than the later of (i) five business days after the closing of the Interbrew-AmBev Transactions and (ii) 10 business days after completion of the Financial Statements and receipt of the PWC report, AmBev will deliver to BAC two computations of the number of Common Shares and the number of Preferred Shares to be delivered to BAC on the First Stage Closing Date referred to in paragraph 5 below (collectively, the "Accelerated Exchange Calculation"). Each computation shall assume that BAC delivers a notice pursuant to paragraph 3 below specifying that it is exercising the Seller's Option, shall be made in accordance with Schedule 1.04 of the Stock Purchase Agreement, and, to the extent applicable, shall be based on the Financial Statements. One of the two computations will assume that the First Stage Applicable Multiple will be 8.0 and the other computation will assume that the First Stage Applicable Multiple will be the First Stage Formula Multiple.

   3. BAC will deliver to AmBev the written notice described in Section 1.04(c) of the Stock Purchase Agreement (the "BAC Response Notice") by the later of (a) 10 business days after the date on which BAC receives the Accelerated Exchange Calculation and (b) five business days after the closing of the Interbrew-AmBev Transactions (the later such date being the "Extension Date"). The BAC Response Notice will specify (i) whether or not the Seller's Option will be exercised, (ii) if the Seller's Option is exercised, whether the First Stage Applicable Multiple applicable to the Exchange will be the First Stage Formula Multiple or 8.0, (iii) if the Seller's Option is exercised, whether and to what extent, the BAC Shareholders (as defined in the Share Transfer Agreement) are exercising their tag-along rights under Section 2.03 of the Share Transfer Agreement dated as of January 31, 2003 (the "Share Transfer Agreement"),

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      among Braco, ECAP, Fundacao Antonio e Helena Zerrenner Instituicao
      Nacional de Beneficiencia and AmBev, and (iv) if the BAC Shareholders are exercising their tag-along rights, the portion of such tag-along rights, if any, for which the BAC Shareholders wish to receive cash instead of Interbrew shares, as contemplated by paragraph 6 below. AmBev agrees that the 10-day period referred to in Section 1.04(c) of the Stock Purchase Agreement has been extended as contemplated by this paragraph 2 and irrevocably waives any rights it may have under the Stock Purchase Agreement resulting from the failure to receive such notice prior to the Extension Date. If BAC disagrees with any aspect of the information set forth in the Accelerated Exchange Calculation, BAC will identify in the BAC Response Notice, the aspects with which it disagrees. BAC will be deemed to have agreed with all aspects of the Accelerated Exchange Calculation other than those identified as disagreements in the BAC Response Notice.

   4. As specified in the Stock Purchase Agreement, the Option Date will be deemed to be the 30th day prior to the consummation of the Interbrew-AmBev Transactions, and the measurement periods and dates under the Stock Purchase Agreement for determining AmBev's and Quinsa's EBITDA and Net Debt will be established accordingly. AmBev's and Quinsa's EBITDA and Net Debt will be determined on the basis of the reviewed financial statements referred to in paragraph 2 above and not on the basis of audited financial statements.

   5. The First Stage Closing Date and the Second Stage Closing Date will occur as soon as practicable, but in any event not more than 60 days, after the consummation of the Interbrew-AmBev Transactions. If BAC identifies, in the BAC Response Notice, a disagreement with respect to any aspect of the Accelerated Exchange Calculation that corresponds to the First Stage Applicable Multiple selected by BAC and the disagreement has not been resolved by mutual agreement of the parties hereto prior to such First Stage Closing Date and Second Stage Closing Date, the number of Common Shares and Preferred Shares delivered to BAC on such Closing Dates will be the number set forth in the Accelerated Exchange Calculation; provided that (a) the aspects of the Accelerated Exchange Calculation as to which there remains an unresolved disagreement shall be resolved thereafter either by mutual agreement of the parties or pursuant to Section 8.10 of the Stock Purchase Agreement, (b) upon resolution of the unresolved disagreements, the number of Common Shares and Preferred Shares delivered to BAC will be adjusted to reflect the resolution, and (c) either AmBev shall deliver additional Common Shares or Preferred Shares to BAC or BAC shall return Common Shares or Preferred Shares to AmBev as necessary to reflect the adjustment.

   6. The BAC Shareholders will retain the same tag-along rights under Section
      2.03 of the Share Transfer Agreement that the BAC Shareholders would have had if the consummation of the Interbrew-AmBev Transactions and the First Stage Closing Date and the Second Stage Closing Date had occurred on the same date, notwithstanding the fact that the First Stage Closing Date and the Second Stage

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      Closing Date occur after the consummation of the Interbrew-AmBev
      Transactions. If the BAC Shareholders elect to exercise their tag-along rights pursuant to Section 2.03 of the Share Transfer Agreement in connection with the Interbrew-AmBev Transactions (as described below), the BAC Shareholders will have the option to receive either a number of ordinary shares of Interbrew issuable pursuant to the tag-along right or cash in an amount equal to the amount payable by Interbrew pursuant to
      Section 10.03 of the Contribution and Subscription Agreement, or any combination of ordinary shares of Interbrew and cash in such amount. To the extent that the BAC Shareholders elect to receive all or any portion of the consideration in cash pursuant to the preceding sentence, Braco Investimentos will use its reasonable best efforts to accelerate the closing of the cash portion. The parties agree that, in lieu of the 10-day period referred to in Section 2.03 of the Share Transfer Agreement, the BAC Shareholders shall be entitled to provide notice that they intend to exercise their tag along rights under such Section 2.03 in respect of the Interbrew-AmBev Transactions, up to and including the Extension Date.

   7. The agreements and waivers contained in this letter agreement are solely for purposes of the exercise of the Seller's Option in connection with the Change of Control that will occur upon the consummation of the Interbrew-AmBev Transactions and the related exercise of tag-along rights. If BAC elects not to exercise the Seller's Option in connection with that Change of Control, the agreements and waivers contained in this letter agreement will not apply to any subsequent exercise of the Seller's Option or the AmBev Option.

   8. BAC, AmBev and Braco Investimentos shall execute and deliver any other agreements, instruments or other documents and shall take all other lawful action reasonably requested by any of them in order to carry out and implement the agreements contained herein.

   9. Except as otherwise set forth herein, all provisions of the Stock Purchase Agreement will remain in full force and effect. The execution and delivery of this letter agreement shall not constitute an admission, or a waiver or relinquishment of any rights the parties may have under the Stock Purchase Agreement, with respect to any matter other than those specifically addressed herein.

   10.This letter agreement shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State. Any and all differences, controversies and disputes of any nature whatsoever arising out of or relating to this letter agreement shall be settled by arbitration in the manner prescribed in the Stock Purchase Agreement.

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      IN WITNESS WHEREOF, the parties have duly executed this letter agreement as of the date first above written.

                                         BEVERAGE ASSOCIATES (BAC) CORP.


                                         By: /s/ William Engels
                                             -------------------------------
                                             Name:  William Engels
                                             Title: Director

                                         COMPANHIA DE BEBIDAS DAS
                                         AMERICAS - AMBEV


                                         By: /s/ Pedro Mariani
                                             /s/ Jose Adilson Miguel
                                             -------------------------------
                                             Name:  Pedro Mariani
                                             Name:  Jose Adilson Miguel
                                             Title: Officer
                                             Title: Officer

                                         BRACO INVESTIMENTOS S.A.

                                         By:     Roberto Moses Thompson Motta
                                             ---------------------------------
                                             Name:  Roberto Moses Thompson
                                             Title:

cc: William Engels
    Mark Bergman
    Diane Kerr
    David Mercado